Mail Stop 4561

August 17, 2007

Lars Dalgaard
President and Chief Executive Officer
SuccessFactors, Inc.
1500 Fashion Island Blvd., Suite 300
San Mateo, California 94404

       Re: **SuccessFactors, Inc.**
               Registration Statement on Form S-1
               Filed on July 20, 2007
               File No. 333-144758

Dear Mr. Dalgaard:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

2.   Please supplementally provide us with copies of any graphical materials or
        artwork you intend to use in your prospectus. Upon review of these materials, we
        may have further comments. Please refer to Section VIII of the March 31, 2001
        update to our Current Issues and Rulemaking Projects outline for additional
        guidance.

3.   You have omitted some of the exhibits. We will review those exhibits as they are
        submitted, but you should provide us with a reasonable amount of time for
        review.

Prospectus Summary, page 1

4.   In the first paragraph, please briefly explain for the reader the nature of on-
        demand delivery of software applications.

The Offering, page 4

5.   We note the adjustment of your historical shares of common stock outstanding,
        here and throughout your filing, to reflect the conversion of your convertible
        preferred stock into common stock upon the closing of this offering. We further
        note that in several instances you refer to this conversion of your convertible
        preferred stock as "automatically" occurring upon the closing of this initial public
        offering. Given the disclosure on page F-19 that your convertible preferred stock
        will not automatically convert into common stock upon the closing of this
        offering unless the offering price is at least $8.41 per share, we assume that you
        expect your offering price to meet this threshold. Please confirm our assumption,
        if correct, and confirm to us that if it appears that your offering price will not meet
        this threshold, you will revise your disclosures to clarify the circumstances under
        which your convertible preferred stock will convert into common stock.

Risk Factors, page 7

Our independent registered public accounting firm identified numerous material audit
adjustments…., page 8

6.   Please relocate this risk factor, which deals with a concrete and specific risk,
        immediately following the first risk factor. The risk factor relating to fluctuations
        in quarterly results presents a risk that could apply to any issuer or any offering,
        and, if retained, should be moved towards the rear of this section. See
        Item 503(c) of Regulation S-K.

Use of Proceeds, page 23

7.   As you intend to use a portion of the proceeds of the offering to repay outstanding indebtedness, please disclose in this section the maturity of the loan. Furthermore, as the loan appears to have been incurred within the last year, please also disclose the use of the loan proceeds, if other than short-term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K.

8.   Tell us whether you have a business plan relating to the conduct of your business following any receipt of proceeds of a public offering. If such a plan has been presented to your board of directors or to the underwriters in this offering, provide a copy to us with your response, and revise this section to accord with that plan. If you have not developed a plan concerning the application of the proceeds, disclose when you intend to do so.

Management's Discussion and Analysis, page 30

Critical Accounting Policies, page 33

9.   We note that some of your critical accounting policies simply repeat the information contained in Note 1 to your financial statements. We remind you that such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to Section 5 of our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm. Please revise as appropriate.

10.   We note your discussion of stock valuation on pages 34 through 36. Please consider revising your disclosure to also include the fair value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement.

11.   We note your discussion of the various contemporaneous and retrospective valuations of your common stock that were performed by FSCG and your tabular presentation of fair value for your stock option grants. With regards to such information, we have the following comments:

- We note your tabular disclosure of fair value for each grant date on page 36. Please clarify whether the fair value you are disclosing here is the fair value of your stock options as calculated under Black-Scholes or the fair value of the underlying common stock on those grant dates. If you are not disclosing the fair value of the underlying common stock, please revise to disclose that information for each grant date.

- We note that the dates of FSCG's valuations are not the same as the dates of your stock option grants as disclosed on page 36. Please disclose the fair values as calculated by FSCG for each of their valuation report dates.

- We note that FSCG used a market-comparable approach and the income approach to estimate the aggregate enterprise value at each valuation date. We further note that the different scenarios were weighted based on the specific circumstances and expectations at the time of the valuation. Please describe in further detail how you weighted each approach at each valuation date. Tell us the "specific circumstances and expectations" you considered in these weightings and explain how you determined such weightings were appropriate.

- Please include a discussion of the factors considered in selecting the comparable companies used in your valuations.

- For each valuation report date, please tell us what level of assurance FSCG gave in their fair value assessment. In addition, disclose the assumptions used in determining the fair value of the underlying shares of common stock (illiquidity discounts, minority discounts, etc.) and describe the basis for such adjustments and the reasons for the changes in such assumptions at the various valuation dates.

- To the extent that the fair value that management applied to your stock option grants differs from the valuations as calculated by FSCG, please describe the basis for these adjustments to FSCG's valuations and how you determined the appropriate fair value.

- Please revise to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

- We note your reference on page 72 to hiring an independent valuation firm to assist you in determining the fair value of your common stock. Please name FSCG in this disclosure, similar to your disclosures on pages 35 and F-22.

12.   Please continue to update your table on page 36 for any recent option grants or other equity issuances to employees that resulted in stock compensation. In this regard, we note your disclosure of a July 19, 2007 option grant on page F-29.

Results of Operations, page 37

13.   We note that your customers may sign contracts with terms of more than one year and that these contracts are generally noncancellable. Either in MD&A or in the description of your business, please provide backlog disclosures consistent with Item 101(c)(viii) of Regulation S-K for these firm commitment contracts, including the amount that you expect to be filled within the current fiscal year. Based on your disclosures, we assume that your backlog amount will include both your non-current deferred revenues and any additional contract amounts that were not yet invoiced at your balance sheet date. To the extent that revenues recognized from your backlog contracts have historically had or are expected to have a significant impact on the variability of your results, you should discuss and analyze changes in your backlog as part of your MD&A analysis of revenues.

14.   We note that you had approximately three times the number of customers at March 31, 2007 as compared to March 31, 2006, but only two times the revenue. We also note that you had approximately three times the number of customers at December 31, 2006 as compared to December 31, 2005, but less than two times the revenue. It appears that your revenue per customer is decreasing over time, despite the fact that your total revenues and total number of customers are increasing. Please revise your analysis of results to explain the underlying factors that contributed to this trend, as we believe this provides important context about your results and operations to your investors.

15.   We read on page nine that in order to improve your operating results, it is important that your customers renew their agreements with you. We also note your mention of renewals in your analysis of revenues and cost of revenues. If renewals have a significant impact on the variability of your results, please consider quantifying and further discussing them in your analysis of results to provide additional context to your investors.

16.   If you determine that renewals do not have a significant impact on the variability of your results, please tell us in your response letter the renewal rates from one

period to the next and provide your analysis of whether a trend has been established. Please also explain any fluctuations that appear to be significant.

Liquidity and Capital Resources, page 44

17.   Given the significance of your accounts receivable, please disclose the amount of your accounts receivable balance at December 31, 2006 and at your interim balance sheet date that has been subsequently collected as of the latest practicable date.

18.   Please revise your analysis of cash flows to provide your investors with insight into why your cash flows change from period to period, rather than simply repeating the numbers seen on the face of your cash flow statement. Refer to Section 4B of our Release 33-8350.

Contractual Obligations, page 46

19.   Please revise your table of contractual obligations or the narrative immediately below this table to address the contractual interest on your long-term debt. Since your interest rate is variable, you should also disclose the assumptions used to estimate your future interest payments, such as use of the interest rate in effect at December 31, 2006. Refer to footnote 46 to our Release 33-8350.

Controls and Procedures, page 48

20.   We note that in connection with the audit of the Company's financial statements for the three years ended December 31, 2005, your independent auditors identified material weaknesses relating to revenue recognition, stock-based compensation, deferred commissions and accrued liabilities, which resulted in over 100 audit adjustments. Please describe in greater detail the material weaknesses noted in each of these areas and the specific steps that were taken to remedy these weaknesses. Include in your response those steps that were not fully implemented during fiscal 2006, which resulted in material weaknesses and significant deficiencies being cited in the audit of your December 31, 2006 financial statements. In addition, please describe more fully the steps that you are currently taking to remediate these material weaknesses and significant deficiencies. Revise to disclose how long you estimate it will take to remediate these material weaknesses and disclose any material costs associated with your remediation plan that you have incurred (or that you expect to incur).

21.   We further note that the company was challenged to report timely and accurate financial statements in compliance with GAAP, and certain non-standard accounting transactions were not identified or properly assessed. Please describe

in more detail the accounting transactions that were impacted by these weaknesses and deficiencies.

Business, page 50

22.   On page 51, you state that "Most organizations have not implemented systematic, information technology-enabled processes to realize strategic HR." Please explain this statement in greater detail and provide support for the assertion.

Our solution, page 52

23.   At the end of the first paragraph, you state that "Compared to traditional approaches, our solution offers customers rapid benefits and return on investment…." Please explain this statement and provide support for the assertion.

Our strategy, page 53

24.   Please quantify your statement on the top of page 54 that your customers have "generally" renewed their agreements.

Customer Support, page 57

25.   On the bottom of page 57, you describe your high customer retention rate. Please quantify this in your disclosure.

Facilities, page 63

26.   Please identify in this section your three secure data centers, which appear central to your operations, and make the disclosures required by Item 102 of Regulation S-K.

Management, page 64

Compensation Committee Interlocks and Insider Participation, page 69

27.   With respect to the transactions involving Mr. Strohm, please include the approximate dollar value of the amount of Mr. Strohm's interest in each transaction, or explain why you have not included this information. See Item 404(a)(4) of Regulation S-K.

Compensation Discussion and Analysis, page 69

28.   Please disclose the comparable companies to whom you refer at the top of page 70. You make a similar reference to comparably sized companies in the second paragraph on the same page. Please disclose why you have determined that the size of these comparable companies alone is indicative of competitive salaries, rather than such measures as revenues, profits or share prices. In the following paragraph, you appear to be stating that you chose comparable companies based on whether your company competes for executives with those companies. Please disclose how this standard differs from the former standards, and how and why you distinguish and apply these differing standards.

29.   Please expand on the statement appearing in the first full paragraph on page 70 that your compensation committee does not review total compensation. Similarly, please revise your disclosure to explain your statement that "we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components." You should disclose why it is that you do not look at each compensation package in its totality, focus on the material principles underlying your executive compensation policies, and explain your overall approach to rewarding your executives. See Item 402(b)(1)(vi) of Regulation S-K.

30.   Please disclose the nature and content of the third-party compensation surveys you reference in the fist paragraph on page 70. Please also disclose why you believe those surveys are useful and provide relevant indications for the awards and other compensation elements you are determining to grant. Please also disclose the "other considerations" which you use and have used in your deliberations.

Base Compensation, page 71

31.   You state that you consider data from a number of executive compensation surveys of high-technology companies located in the Silicon Valley area. Please name a representative sampling of the companies that appear in these surveys and explain how you have determined that they are comparable to your company and how these companies differ from those you describe as comparable companies and competitors on the prior page.

Cash Bonuses, page 71

32.   In the first paragraph of this section, you state that "We use our solution in assisting us in determining cash bonuses." Please disclose the manner in which you use your software products in determining cash bonuses, and how the

compensation committee determined that these are appropriate tools for allocating cash bonuses to your executives.

33.   In the last sentence of the first paragraph, you state that you set the target bonus for Mr. Dalgaard and Mr. Yarnold significantly higher "to reflect a higher level of compensation that is directly tied to company performance." Farther down the page, you state that the compensation committee determined to award Mr. Dalgaard with a bonus that was 200% of his base salary. Please disclose how the compensation committee made this determination, taking into consideration your increasing losses and operating cash flow deficits over the last three fiscal years. Please revise the statements in this paragraph referring to your "strong performance" and similar characterizations and confine them to growth in revenues or other financial measures to which they specifically apply. Please also revise the disclosure in this paragraph to explain the term "overall company execution and performance."

34.   Please expand the discussion of Mr. Yarnold's bonus in this section to include a reasonable amount of detail.

35.   Please disclose why the target bonuses for 2007 are lower than those for 2006, including a substantive discussion of the deliberations of your compensation committee in setting 2007 bonuses at this level. See Item 402(b)(2)(ix) of Regulation S-K. Please tell us in your response letter why you have not calculated Mr. Dalgaard's bonus amount in the chart to include the amount payable to him for "exceptional performance."

36.   Please disclose in qualitative terms the "corporate performance criteria" and "individual performance criteria" used in your determination of the 2006 bonuses. See Item 402(b)(2)(v) of Regulation S-K.

Stock options and equity awards, page 72

37.   Please disclose the measures of company and individual performance used by your compensation committee in determining to grant or not grant equity-based awards. See Items 402(b)(2)(v) and (vii) of Regulation S-K. Throughout the entire Compensation Discussion and Analysis, you should discuss the specific items of company performance and individual objectives used to determine base salary and incentive amounts and how your compensation decisions are specifically structured around such performance goals and individual objectives. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

<u>Employment and Change of Control Arrangements, page 76</u>

38.   Please quantify the change of control payments. See Instruction 1 to Item 402(j) of Regulation S-K.

<u>Certain Relationships and Related Party Transactions, page 83</u>

39.   Please include the titles of Mr. Strohm and Mr. Whorton in the table on page 83. See Item 404(a)(1) of Regulation S-K. Please also include the approximate dollar value of each transaction and the approximate dollar value of each related person's interest in the transaction. See Item 404(a)(3) and (4) of Regulation S-K. As applicable, we would not object to a cross-reference to the section entitled "Compensation Committee Interlocks and Insider Participation." Finally, please indicate the nature of the relationship with Canaan Partners, Emergence Capital Partners, and Granite Global Ventures.

<u>Investor Rights Agreement, page 84</u>

40.   Please identify the entities and related persons to whom this disclosure applies.

<u>Principal and Selling Stockholders, page 85</u>

41.   Please identify the selling stockholders and provide the information required by Item 507 of Regulation S-K.

<u>Description of Capital Stock, page 88</u>

42.   Please describe any provisions specifying the vote required by security holders to take action. See Item 202(a)(1)(v) of Regulation S-K.

<u>Underwriters, page 94</u>

43.   We refer to the last sentence of the third paragraph. Please describe the circumstances under which the representatives may vary the offering price and other selling terms and the resulting filing and other obligations under federal securities laws.

<u>Where You Can Find More Information, page 99</u>

44.   Please state that you do not currently file reports with the Securities and Exchange Commission, as well as the other information required to be stated pursuant to Item 101(e) of Regulation S-K.

Financial Statements for the Year Ended December 31, 2006

General

45.   Please update your financial statements and related disclosures to comply with
        Article 3-12 of Regulation S-X.

Note 1. Organization and Significant Accounting Policies, page F-7

Segments, page F-8

46.   We note that you have a single reporting segment and operating unit structure. It
        appears from your listing of management on page 64 that you may have separate
        executives responsible for different products and services, or different sizes of
        customers, or different geographic regions. Please explain to us in more detail
        how you determined your chief operating decision maker and how you
        determined that you have a single operating segment. Refer to paragraphs 10
        through 15 of SFAS 131.

Revenue Recognition, page F-8

47.   We note that your customers do not have the contractual right to take possession
        of your software "in substantially all of the transactions." Please explain to us in
        reasonable detail, and revise your footnote to address, the circumstances in which
        your customers have the contractual right to take possession of your software and
        how you account for such transactions. We refer you to EITF 00-3.

48.   We note that your arrangements are "generally" noncancellable. We also note
        your disclosure on page 31 that your subscription agreements are noncancellable,
        though customers typically have the right to terminate their agreements for cause
        if you fail to perform. Please explain to us in reasonable detail, and revise your
        footnote to address, the circumstances under which your customers may cancel or
        terminate their agreements, any refund obligations you may have in such
        circumstances, and how you account for such transactions.

49.   We note that the other services that you provide are "generally" sold in
        conjunction with your subscriptions. Please explain to us in reasonable detail, and
        revise your footnote to address, the circumstances under which your services are
        not sold in conjunction with your subscriptions and how you account for such
        transactions. In this regard, we particularly note the discussion of your Business
        Transformation Services on pages 56 and 57. Please provide us with more
        information about the types of services you provide as Business Transformation

Services and tell us specifically how you determined that these services do not qualify as a separate unit of accounting pursuant to EITF 00-21 and how you determined that there was no objective and reliable evidence of fair value for these services.

Deferred Revenue, page F-9

50.   We note that for subscription arrangements with terms of over one year, you generally invoice your customers in annual installments. In light of this statement, please explain to us, and revise your footnote or your MD&A to clarify, why your non-current deferred revenue appears relatively large.

Cash and Cash Equivalents, page F-10

51.   We read that you consider all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents. Please refer to paragraph 8 of SFAS 95, which indicates that cash equivalents should be investments with *original* maturities of three months or less. Tell us how your disclosure and financial statements comply with the SFAS 95 definition of cash equivalents, and revise if necessary.

Note 4. Debt, page F-18

52.   We read that the interest rate on your debt is prime plus 0.25% per annum. Please quantify this interest rate as of December 31, 2006 and your interim balance sheet date.

Note 7. Stock-Based Compensation, page F-21

53.   Please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date and through the date of your response:

- The nature and type of stock option or other equity related transaction;
- The date of grant/issuance;
- Description/name of option or equity holder;
- The reason for the grant or equity related issuance;
- The number of options or equity instruments granted or issued;
- The exercise price or conversion price;
- The fair value of underlying shares of common stock;
- Adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;

- The total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures; and
- The amount and timing of expense recognition.
- Indicate for each option grant or equity related transaction what valuation methodology was used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.

Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

54.   Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

55.   We note your disclosures on page F-22 where you indicate that through December 31, 2006 you "generally" used the SEC shortcut method to calculate the expected term for employee grants. Please explain to us in reasonable detail, and revise your footnote to address, the circumstances in which you used other methods to calculate the expected term and describe the other methods. Also tell us why you did not consistently use the same methodology for estimating expected terms.

56.   We note that your option grants during the three months ended March 31, 2007 did not qualify for use of the SEC shortcut method and, therefore, you have calculated the expected term based on a study of publicly-traded industry peer companies and your historical experience. Please explain to us why you believe that use of the shortcut method was appropriate prior to 2007 and tell us what changed to make your new methodology more appropriate. Also, please confirm if by use of the "SEC shortcut method" you are referring to the simplified method as described in SAB 107.

57.   We note that the company obtains your volatility assumptions based on a study of publicly-traded industry peer companies. We further note that the volatility assumptions decreased from 87% and 88% for the years ended, December 31, 2004 and 2005, respectively, to 77% and 52% for the year ended December 31, 2006 and the three months ended March 31, 2007, respectively. Please explain the continual decreases in your volatility assumptions. In this regard, tell us the criteria used in selecting your peer group and tell us if the peer companies used in your assumptions changed at each valuation date. If so, please explain why. We refer you to paragraphs A22 and A43 of SFAS 123R.

Note 8. Net Loss and Pro Forma Net Loss Per Common Share, page F-26

58.   We note the discussion of the significant terms of your convertible preferred stock
        in Note 5. Please provide us with your analysis of whether this convertible
        preferred stock is a participating security under EITF 03-6. If so, please provide
        us with your analysis of whether the convertible preferred stock has a contractual
        obligation to share in your losses under EITF 03-6. Please revise your footnote, if
        necessary, to explain how you considered your convertible preferred stock in
        calculating basic earnings per share.

59.   We note at the bottom of page F-26 that outstanding unvested common stock
        purchased by employees is subject to repurchase by you and, therefore, is
        excluded from your calculation of weighted-average shares outstanding for basic
        loss per share. Based on your disclosures on page F-21, we assume that you have
        never had outstanding unvested common stock. If our assumption is correct,
        please revise Note 8 to clarify this matter, as your reference to excluding unvested
        stock may be confusing to your readers. If our assumption is incorrect, please
        explain this to us in reasonable detail, and revise your disclosure in Note 8 to
        quantify the number of unvested shares that were excluded from your calculation.

Part II – Item 15. Recent Sales of Unregistered Securities, page II-2

60.   Please revise this section to briefly present all information explicitly required by
        Item 701 of Regulation S-K. For example, Item 701 requires you to name the
        persons or identify the class of persons to whom you sold securities. Your
        disclosure in the second paragraph of this section does not present this
        information for the relevant transactions. Furthermore, the item requires you to
        briefly state the facts relied upon to make the exemption available. In the final
        paragraph of this section, you present information regarding the investment intent
        of the purchasers, the restrictive legends placed on the share certificates, and your
        appraisal of the adequacy of information available to the purchasers. Please
        briefly supplement this information to include, as applicable and by way of
        illustration, the number and nature of the purchasers, the types of information or
        statements furnished to purchasers in each transaction, the manner of the offering,
        and the aggregate sales price. Please briefly present these types of relevant facts
        for both the Regulation D and Rule 701 transactions.

Consent of FSCG

61.   Please file a consent of FSCG which includes an express statement by FSCG that
        it consents to the quotation or summarization of its report in the registration
        statement. See Rule 436(a) of Regulation C.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Thompson at (202) 551-3737 or Kathleen A. Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please address all other questions to David L. Orlic at (202) 551-3503, or if you require further assistance, to me at (202) 551-3462. If you thereafter require additional assistance you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (650) 938-5200
        Jeffrey R. Vetter, Esq.
        Fenwick & West LLP